Via Facsimile and U.S. Mail
Mail Stop 6010

      October 26, 2005

Mr. John A. Rife
President and Chief Executive Officer
United Fire & Casualty Company
118 Second Avenue SE
Cedar Rapids, Iowa   52407

Re:	United Fire & Casualty Company
	Form 10-K for Fiscal Year Ended December 31, 2004
	Filed March 1, 2005
	File No. 002-39621

Dear Mr. Rife:

      We have reviewed your August 31, 2005 response to our August 17, 2005 letter and have the following comment. In our comment, we have asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and ..., page 10

Critical Accounting Policies, page 25

Future Policy Benefits and Losses ... Property and Casualty
Insurance
Segment, page 26
1. Please provide us with revisions to the disclosures provided in your response to prior comment two that would address the following:

* Please include the range of the multiple point estimates generated by the four methods used by your consulting actuary, as we had requested.

* Please include quantified and narrative disclosure of the impact that reasonably likely changes in one or more of the assumptions would have on your results of operations, financial position and liquidity, as we had requested. While we noted that you disclose the impact if your total reserves changed by 10%, a discussion of reasonably likely changes in the underlying assumptions would appear to be consistent with Section V. of Financial Reporting Release 72.
Based on your response, it would appear that assumptions related to severity, loss experience, and inflation may warrant this disclosure, along with any other assumptions where reasonably likely changes could have a material impact.

*    *    *    *
      Please respond to the comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

      You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Oscar M. Young, Senior Accountant at (202) 551-3622 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

	Sincerely,



	Jim B. Rosenberg
	Senior Assistant Chief
	Accountant
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Mr. John A. Rife
United Fire & Casualty Company
October 26, 2005
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